Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our auditor’s report dated March 26, 2024 with respect to the consolidated financial statements of Bragg Gaming Group Inc. and its subsidiaries (the “Company”) as at December 31, 2023 and 2022 and for each of the years in the two-year period ended December 31, 2023, included in the Annual Report on Form 40-F of the Company for the year ended December 31, 2023, as filed with the United States Securities and Exchange Commission (“SEC”).

We also consent to the incorporation by reference in the Registration Statement No. 333-259004 on Form F-10, of our auditor’s report dated March 26, 2024, with respect to the consolidated financial statements of the Company as at December 31, 2023 and 2022 and for each of years in the two-year period ended December 31, 2023, as included in the Annual Report on Form 40-F for the year ended December 31, 2023, as filed with the SEC on March 26, 2024.

We also consent to the reference to our firm under the headings “Interest of Experts” and “Auditors, Transfer Agent and Registrar” in the Registration Statement No. 333-259004 on Form F-10.

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

March 26, 2024

Toronto, Canada